EXHIBIT (c)(vi)

Report Entitled “Queensland’s 2007-08 Mid Year Fiscal and Economic Review.”

Queensland State Budget 2007–08

Mid Year Fiscal and Economic Review

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Queensland Government

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STATE BUDGET

2007-08

MID YEAR FISCAL AND ECONOMIC REVIEW

BACKGROUND

The Mid Year Fiscal and Economic Review (MYFER) is required under the Government’s Charter of Social and Fiscal Responsibility and the Australian Loan Council’s Uniform Presentation Framework.

The MYFER provides an update of the fiscal and economic outlook for Queensland. The fiscal data is prepared on a Government Finance Statistics basis and includes revised operating statements, balance sheets and cash flow statements for the General Government, Public Non-financial Corporations and Non-financial Public sectors.

The MYFER presents revised fiscal estimates for the current Budget year and the three following years. These revised estimates take into account fiscal and economic developments since the preparation of the 2007-08 Budget.

The MYFER also includes a revised estimate of the Loan Council Allocation.

ECONOMIC CONDITIONS AND OUTLOOK

The outlook for the Queensland economy in 2007-08 is slightly stronger than forecast at Budget time. Overall growth of 5 1/4% is now anticipated, compared with an initial forecast of 5%. Private and public sector investment is forecast to continue to rise, while export growth is expected to strengthen further. However, household spending is anticipated to return as the main driver of growth, reflecting ongoing strong growth in employment and wages and renewed momentum in housing activity. Queensland economic growth is expected to exceed that nationally for the twelfth successive year, with Australian Treasury forecasting 4 1/4% nationally for 2007-08 which was revised up by a half of a percentage point in the Mid Year Economic and Fiscal Outlook.

Economic growth1

(annual % change, CVM)

1.	2007-08 is a forecast
Sources:	OESR Queensland State Accounts and ABS 5204.0

The resident population in Queensland is now forecast to grow by 2 1/4% in 2007-08, compared with a Budget forecast of 2%. Queensland’s interstate migration had been easing from a peak reached during the housing boom in 2003, where lower house prices in Brisbane relative to Sydney had encouraged interstate migrants north. However, interstate and overseas migration have begun to rise again in recent quarters.

Major Queensland Economic Parameters1

	Outcome 2006-07	Budget Forecast 2007-08	MYFER Forecast 2007-08
	%	%	%
Gross state product[2]	6.8	5	5 1/4
Employment	4.6	3	3
Unemployment rate (year average)	4.0	4	4
Inflation	3.3	2 3/4	2 3/4
Labour price index	4.5	4 1/4	4 1/4
Population	2.2	2	2 1/4

Notes:

1.	Figures not quoted as a fraction are an actual outcome
2.	Chain volume measure, 2004-05 reference year
Sources:	OESR Queensland State Accounts; ABS 3101.0, 6202.0, 6345.0 and 6401.0

Other changes in conditions since Budget time are likely to be largely offsetting in terms of their impact on economic growth. In particular, stronger business investment growth is likely to be offset by higher than expected growth in imports in 2007-08.

Business investment in 2007-08 is anticipated to grow at a slightly faster rate than the 8 3/4% forecast at Budget time. A significant amount of work yet to be done and growth in corporate profits are expected to more than offset any adverse impact from a slight rise in borrowing costs since the August fall-out in the US sub-prime mortgage crisis. The value of non-residential and engineering construction work yet to be done reached another high in June quarter 2007. The latest Access Economics Investment Monitor also showed the value of known projects under construction or planned in Queensland rose $10 billion, to reach $121.9 billion in September quarter 2007, with Queensland recording the highest value of non-mining projects of any state.

Offsetting this, imports growth is expected to be higher than the 5 1/2% forecast in the Budget. This partly reflects the upgraded investment outlook, given most machinery and equipment is imported. Further, the recent appreciation in the A$ is expected to drive faster growth in imports of consumer durables and capital goods. While the A$ was forecast to depreciate slightly at Budget time, a widening interest rate differential has seen the A$ rise from US82c in May, to around US88c by mid December 2007.

At the time of the State Budget, key external risks to the economic outlook related to global economic growth, commodity prices and the exchange rate, while interest rates and seasonal conditions represented key domestic influences. Some of these risks have dissipated since Budget time. For instance, weather conditions in the first half of 2007-08 have proven more favourable than in previous years, which should see the assumed rebound in agricultural production and exports eventuate in coming years.

Risks that have become heightened since Budget time reflect interest rate settings and the US sub-prime mortgage crisis. Official interest rates in Australia were assumed to be unchanged at Budget time, but have since been raised in August and November 2007, as underlying inflation reached the top end of the RBA’s 2-3% target band. Any further rise in interest rates may impact on household related spending in the second half of 2007-08. Similarly, if the housing-led slowdown in US economic growth translates into a broader slowdown in the world economy, overall exports may be affected. However, to date, downgrades to US forecasts have been largely offset by an upgraded outlook for emerging Asia (India and China), such that overall growth in Queensland’s major trading partners is unlikely to slow considerably in 2008.

FISCAL OUTLOOK

General Government Sector

Key Financial Aggregates

	2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Revenue	32,551	33,342	34,205	35,550	37,345
Expenses	32,282	33,129	34,049	35,377	37,137
Net operating balance	268	213	156	172	208
Cash surplus/(deficit)	(892)	(2,481)	(1,983)	(1,857)	(1,831)
Capital purchases	5,463	5,888	5,927	5,920	5,958
Net borrowing	3,569	4,427	3,940	3,498	3,576
Net worth	119,799	124,642	129,608	133,512	137,659

Operating Balance

The General Government sector is expecting to record operating surpluses in 2007-08 and the forward estimate years. A revised operating balance of $213 million is expected for 2007-08. This is $55 million lower than the $268 million anticipated at the time of the Budget. This is largely being driven by actuarial adjustments to superannuation and increased community service obligation payments for electricity rather than spending on new policy initiatives.

The 2007-08 estimated surplus is based on a 7.5% investment return on long-term financial assets held to meet future liabilities such as superannuation. Equity markets have shown substantial volatility this financial year, with returns currently below the long-run average. The return assumption is not changed mid year given the high level of uncertainty attached to estimating full financial year outcomes. This remains a key fiscal risk given the practice of including the returns in the General Government sector, which is under review.

The forecast surpluses for the outyears are expected to moderate across the forward estimates. The increase in expenditure relative to 2007-08 primarily relates to increases in wages, the implementation of service enhancements across key service delivery agencies and recurrent expenditure in support of the State’s capital program.

Taxation revenue is forecast to continue to grow over the forward estimates, moderated by the phased abolition of a number of state taxes including 50% of mortgage duty from 1 January 2008.

Expenses in 2007-08 are expected to be $847 million higher than the Budget estimate. This primarily reflects:

•	actuarial revisions to superannuation and long service leave estimates

•	increased community service obligation payments, in particular to Ergon, to meet the impact of the increased cost of supplying electricity to regional Queensland at the uniform price tariffs

•

funding for service delivery improvements including for elective surgery and patient demand; for an increased number of apprenticeship and trades training places; for Disability Services Queensland to meet the increased demand for services in emergency and crisis situations; and for the Queensland Housing Affordability Strategy.

These increases are partially offset by reduced capital transfers given an earlier than expected payment from the Australian Government in relation to the Western Corridor Recycled Water project. This payment was receipted and expended in 2006-07.

General Government expenditure is focused on the delivery of core services to the community. As shown in the following chart, Education and Health account for the largest share of expenses.

Revenues in 2007-08 are expected to be $791 million higher than the Budget estimate. This is primarily due to:

•

upward revisions to taxation estimates, particularly payroll tax and transfer duty, due to the continuing strength of the economy and the property market, partially offset by a decline in royalty revenue, in particular coal royalties

•

an increased GST pool with Queensland’s share benefiting from the stronger than expected population growth, noting that it is expected that Queensland will become a net donor state when relativities are updated in early 2008

•	higher than expected sales of goods and services.

Taxation and Royalty Revenue1

	2007-08 Budget	2007-08 Revised
	$ million	$ million
Payroll Tax	2,411	2,486

Duties
Transfer	2,842	3,200
Vehicle Registration	385	395
Insurance[2]	393	378
Mortgages	300	340
Other Duties[3]	14	14
Total Duties	3,935	4,327

Gambling Taxes and Levies[4]
Gaming Machine Tax and Levies[5]	548	557
Lotteries Taxes	208	208
Wagering Taxes	37	34
Casino Taxes and Levies	61	58
Keno Tax	15	15
Total Gambling Taxes and Levies	868	872

Other Taxes
Land Tax	622	625
Motor Vehicle Registration	900	926
Fire Levy	264	264
Community Ambulance Cover	128	128
Guarantee Fees	83	77
Other Taxes	61	61

Total Taxation	9,272	9,765

Royalties
Coal	1,020	884
Other Royalties and Land Rents	416	389
Total Royalties	1,436	1,273

Notes:

1.	Numbers may not add due to rounding
2.	Includes accident insurance premiums
3.	Includes life insurance premiums
4.	Includes community benefit levies
5.	Includes the Health Services Levy

Cash Surplus/(Deficit)

A cash deficit of $2.481 billion is expected in 2007-08, a $1.589 billion increase in the deficit since Budget. This revised position reflects the smaller than projected operating surpluses, a reallocation of cash from “other receipts” to “payments for investments for policy purposes” as a result of a technical adjustment relating to the sale of the Government’s retail energy businesses and Allgas and increased capital spending (see following discussion on Capital Purchases and Borrowing).

Through the Queensland Future Growth Fund, the Government has cash invested with the Queensland Treasury Corporation which has been quarantined for use on nominated projects.

Capital Purchases and Borrowing

Purchases of non-financial assets (i.e. capital expenditure) are expected to rise to $5.888 billion in 2007-08, $425 million higher than was anticipated at the time of the 2007-08 Budget. Increased capital expenditure is mostly in the areas of education, transport and roads, health, police and corrective services.

Over the period 2007-08 to 2010-11, purchases of non-financial assets in the General Government sector of $23.693 billion are planned. This is $545 million higher than anticipated at the time of the 2007-08 Budget.

Borrowing for capital purposes is consistent with the Government’s fiscal principles. Net borrowings of $4.427 billion are expected in 2007-08, an increase of $858 million over the 2007-08 Budget estimate. This increase is primarily due to a change in timing of borrowings from 2006-07 to 2007-08 and increased capital spending.

Despite the increase in capital expenditure over 2007-08 and the forward estimates, borrowing over this period is expected to be $617 million lower than anticipated at the time of the 2007-08 Budget as a result of stronger than anticipated cash flows. Interest expense on these borrowings is expected to remain around the same levels predicted at the time of the 2007-08 Budget. Interest expense as a proportion of General Government revenue remains modest at 1.2% in 2007-08 rising moderately to 3% by 2010-11.

Gross borrowings of $6.536 billion are expected by the end of 2007-08, $175 million less than anticipated at Budget time due primarily to the lower than expected borrowings in 2006-07.

Net Worth

Net worth is projected to increase from the 2006-07 actual by $6.811 billion to $124.642 billion at 30 June 2008. This is $4.843 billion higher than anticipated at the time of the 2007-08 Budget. This increase in net worth reflects the flow through of final 2006-07 balance sheet outcomes particularly in relation to the revaluation of land and other fixed assets.

Net Debt

Net debt is the most common measure used to judge the overall strength of a jurisdiction’s fiscal position. High levels of net debt impose a call on future revenue flows to service that debt and can limit government flexibility to adjust outlays.

In 2007-08, net debt is forecast to improve from negative $24.709 billion anticipated at Budget time to negative $25.226 billion.

Queensland’s negative net debt of $5,980 per capita in 2007-08 compares to the average net debt of $495 per capita of the other states.

Meeting the Government’s Fiscal Commitments

The Government is again expecting to meet all of its fiscal commitments under the Charter of Social and Fiscal Responsibility:

Achievement of Fiscal Principles of the Queensland Government—2007-08

Principle	Achievement	Indicator
Competitive tax environment
The Government will ensure that State taxes and charges remain competitive with the other states and territories in order to maintain a competitive tax environment for business development and jobs growth.	✓	Taxation revenue per capita: Qld $2,315, average of other states and territories $2,360[1]

Affordable service provision
The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.	✓	GFS operating surplus of $213 million

Sustainable borrowings for capital investment
Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.	✓	GG total purchases of non-financial assets: $5.888 billion GG net borrowings: $4.427 billion AAA credit rating confirmed by Moody’s and Standard & Poor’s (highest rating available)

Prudent management of financial risk
The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.	✓	GG net financial worth: $24.009 billion

Building the State’s net worth
The Government will maintain and seek to increase Total State net worth.	✓	GG net worth expected to increase by $6.811 billion during 2007-08

1.	2007-08 data. Queensland: Mid Year Fiscal and Economic Review, all other jurisdictions: State Budgets, population estimates are consistent with the Australian Government’s Mid Year Economic and Fiscal Outlook, 2007-08. It is expected that a number of other jurisdictions will also upwardly revise their taxation estimates in their mid year review processes. This would result in a widening of the gap between Queensland’s taxation per capita and the national average.

Public Non-Financial Corporations Sector

The Public Non-financial Corporations (PNFC) sector is projected to have a GFS net operating surplus of $319 million in 2007-08, a marginal decrease ($41 million) from the Budget estimate.

Capital spending in the PNFC sector has been revised upwards in 2007-08 and the outyears. Capital spending over this period is expected to total $30.303 billion, $5.807 billion more than was anticipated at the time of the 2007-08 Budget. This increase largely reflects the timing of cash payments for capital works, additional rail expenditure by Queensland Rail (including to support coal exports) and finalisation of scope and cost estimates for key south east Queensland drought response projects.

Net borrowing in this sector is expected to increase to $5.173 billion in 2007-08, $740 million more than anticipated at the time of the 2007-08 Budget. This increase primarily reflects the higher than expected capital spend in 2007-08. Net borrowing across 2007-08 and the outyears is expected to be $4.639 billion more than was anticipated at Budget time.

A cash deficit of $7.562 billion is expected in 2007-08, with the deficit $1.344 billion higher than anticipated at Budget time and is reflective of the increased forecast capital spend.

The net worth of the sector is expected to increase over the 2006-07 actual by $2.079 billion to $22.727 billion, but is $689 million less than forecast at the time of the 2007-08 Budget. This reduction is reflective of the reduced 2006-07 net worth position which was impacted by the accounting treatment of electricity hedge positions associated with the high wholesale electricity prices experienced towards the end of the 2006-07 financial year.

Gross borrowings projected for the end of 2007-08 are only marginally more ($76 million) than anticipated at the time of the 2007-08 Budget.

General Government Sector Operating Statement1

		2007-08 Budget[2]	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
		$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Taxation revenue	9,272	9,765	10,587	11,301	12,155
	Current grants and subsidies	13,726	14,067	14,209	14,662	15,217
	Capital grants	1,428	1,003	1,121	898	913
	Sales of goods and services	3,005	3,214	3,276	3,314	3,424
	Interest income	2,190	2,236	2,354	2,458	2,570
	Other	2,931	3,056	2,658	2,917	3,067
	Total Revenue	32,551	33,342	34,205	35,550	37,345

Less	GFSExpenses
	Gross operating expenses
	Employee expenses	14,271	14,452	15,585	16,533	17,377
	Other operating expenses	6,200	6,611	6,387	6,358	6,559
	Depreciation	2,015	2,064	2,321	2,367	2,533
	Superannuation interest expense	969	1,180	1,245	1,310	1,371
	Other interest expense	390	402	650	928	1,106
	Current transfers	6,761	7,084	7,073	7,133	7,447
	Capital transfers	1,676	1,337	789	749	743
	Total Expenses	32,282	33,129	34,049	35,377	37,137

Equals	GFS net operating balance	268	213	156	172	208

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	5,463	5,888	5,927	5,920	5,958
	Sales of non-financial assets	(331)	(345)	(315)	(254)	(311)
	Less Depreciation	2,015	2,064	2,321	2,367	2,533
	Plus Change in inventories	62	76	76	42	(8)
	Plus Other movements in non-financial assets	(134)	(42)	15	15	15
	Equals Total net acquisition of non-financial assets	3,045	3,513	3,383	3,355	3,121

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	(2,777)	(3,300)	(3,227)	(3,183)	(2,913)

Note:

1.	Numbers may not add due to rounding
2.	Numbers have been restated where subsequent changes in classification have occurred

Public Non-financial Corporations Sector Operating Statement1

		2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
		$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Current grants and subsidies	1,699	1,983	1,769	1,775	1,897
	Capital grants	417	421	11	—	—
	Sales of goods and services	6,570	7,098	8,073	8,678	9,440
	Interest income	78	112	92	100	109
	Other	428	356	315	374	330
	Total Revenue	9,192	9,970	10,259	10,927	11,776

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	2,199	2,296	2,439	2,594	2,748
	Other operating expenses	2,559	2,968	3,135	3,192	3,182
	Depreciation	1,726	1,707	1,940	2,163	2,326
	Other interest expense	1,240	1,378	1,749	2,002	2,081
	Other property expenses	1,084	1,246	928	989	1,372
	Current transfers	12	13	2	2	2
	Capital transfers	12	43	—	—	—
	Total Expenses	8,832	9,651	10,194	10,943	11,710

Equals	GFS net operating balance	360	319	65	(16)	66

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	7,919	9,923	8,425	6,603	5,352
	Sales of non-financial assets	(84)	(26)	(30)	(21)	(37)
	Less Depreciation	1,726	1,707	1,940	2,163	2,326
	Plus Change in inventories	29	141	108	18	15
	Plus Other movements in non-financial assets	(12)	(43)	—	—	—
	Equals Total net acquisition of non-financial assets	6,126	8,287	6,562	4,437	3,004

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	(5,767)	(7,968)	(6,496)	(4,452)	(2,938)

Note:

1.	Numbers may not add due to rounding

Non-financial Public Sector Operating Statement1

		2007-08 Budget[2]	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
		$ million	$ million	$ million	$ million	$ million
	GFS Revenue
	Taxation revenue	9,126	9,598	10,399	11,095	11,933
	Current grants and subsidies	13,742	14,079	14,211	14,675	15,229
	Capital grants	1,422	1,406	1,119	895	911
	Sales of goods and services	9,401	10,141	11,179	11,832	12,708
	Interest income	2,267	2,348	2,445	2,558	2,679
	Other	2,272	2,164	2,042	2,300	2,023
	Total Revenue	38,230	39,737	41,396	43,355	45,483

Less	GFS Expenses
	Gross operating expenses
	Employee expenses	16,471	16,748	18,024	19,127	20,124
	Other operating expenses	8,436	9,239	9,161	9,182	9,362
	Depreciation	3,741	3,771	4,261	4,530	4,859
	Superannuation interest expense	969	1,180	1,245	1,310	1,371
	Other interest expense	1,630	1,779	2,399	2,930	3,187
	Current transfers	5,087	5,124	5,306	5,380	5,571
	Capital transfers	1,267	1,364	779	739	733
	Total Expenses	37,602	39,205	41,174	43,198	45,209

Equals	GFS net operating balance	628	532	221	157	274

Less	Net acquisition of non-financial assets
	Purchases of non-financial assets	13,383	15,811	14,352	12,523	11,310
	Sales of non-financial assets	(415)	(371)	(345)	(276)	(348)
	Less Depreciation	3,741	3,771	4,261	4,530	4,859
	Plus Change in inventories	91	216	184	60	7
	Plus Other movements in non-financial assets	(146)	(85)	15	15	15
	Equals Total net acquisition of non-financial assets	9,172	11,800	9,944	7,792	6,126

Equals	GFS Net lending / (borrowing) (Fiscal Balance)	(8,543)	(11,269)	(9,723)	(7,635)	(5,851)

Note:

1.	Numbers may not add due to rounding
2.	Numbers have been restated where subsequent changes in classification have occurred

General Government Sector Balance Sheet1

	2007-08 Budget[2]	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	2,069	2,582	2,513	2,298	2,262
Advances paid	753	776	836	894	928
Investments, loans and placements	29,046	28,897	30,379	32,090	33,824
Other non-equity assets	2,551	3,105	3,119	3,239	3,563
Equity	25,438	24,495	25,990	26,872	27,802
Total Financial Assets	59,857	59,855	62,836	65,392	68,380

Non-Financial Assets	94,726	100,634	107,745	113,869	119,814

Total Assets	154,583	160,488	170,581	179,261	188,193

Liabilities
Advances received	447	492	481	476	472
Borrowing	6,711	6,536	10,530	14,081	17,688
Superannuation liability	19,955	21,230	22,290	23,295	24,245
Other employee entitlements and provisions	4,386	4,538	4,751	4,970	5,194
Other non-equity liabilities	3,285	3,049	2,921	2,927	2,936
Total Liabilities	34,784	35,846	40,973	45,749	50,535

Net Worth	119,799	124,642	129,608	133,512	137,659
Net Financial Worth	25,073	24,009	21,863	19,643	17,845
Net Debt	(24,709)	(25,226)	(22,716)	(20,724)	(18,855)

Notes:

1.	Numbers may not add due to rounding
2.	Numbers have been restated where subsequent changes in classification have occurred

Public Non-financial Corporations Sector Balance Sheet1

	2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	1,497	1,332	1,483	1,752	1,653
Advances paid	294	288	253	227	203
Investments, loans and placements	1,152	312	314	318	323
Other non-equity assets	1,271	1,853	2,026	2,163	2,583
Equity	199	260	274	291	309
Total Financial Assets	4,414	4,045	4,351	4,751	5,071

Non-Financial Assets	46,624	47,439	54,585	59,632	63,420

Total Assets	51,038	51,485	58,936	64,383	68,491

Liabilities
Deposits held	66	57	58	59	59
Borrowing	24,163	24,239	30,057	34,350	37,008
Superannuation liability	—	—	1	1	1
Other employee entitlements and provisions	1,225	1,220	1,279	1,286	1,291
Other non-equity liabilities	2,168	3,242	3,334	3,599	4,112
Total Liabilities	27,622	28,758	34,728	39,294	42,471

Net Worth	23,416	22,727	24,207	25,089	26,020
Net Financial Worth	(23,208)	(24,713)	(30,378)	(34,543)	(37,400)
Net Debt	21,285	22,364	28,065	32,112	34,889

Notes:

1.	Numbers may not add due to rounding

Non-financial Public Sector Balance Sheet1

	2007-08 Budget[2]	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	3,566	3,914	3,996	4,050	3,915
Advances paid	990	1,032	1,058	1,089	1,101
Investments, loans and placements	30,198	29,209	30,692	32,408	34,146
Other non-equity assets	2,739	3,633	3,708	3,721	4,023
Equity	2,255	2,250	2,278	2,295	2,314
Total Financial Assets	39,748	40,039	41,733	43,564	45,499

Non-Financial Assets	141,316	148,038	162,295	173,466	183,199

Total Assets	181,064	188,077	204,028	217,030	228,698

Liabilities
Deposits held	66	58	58	59	60
Advances received	448	492	481	476	472
Borrowing	30,817	30,743	40,556	48,400	54,665
Superannuation liability	19,955	21,231	22,290	23,295	24,246
Other employee entitlements and provisions	5,572	5,735	5,999	6,217	6,439
Other non-equity liabilities	4,408	4,989	4,849	4,883	4,971
Total Liabilities	61,265	63,247	74,233	83,330	90,850

Net Worth	119,799	124,830	129,796	133,700	137,847
Net Financial Worth	(21,517)	(23,209)	(32,500)	(39,766)	(45,352)
Net Debt	(3,424)	(2,862)	5,348	11,388	16,034

Notes:

1.	Numbers may not add due to rounding
2.	Numbers have been restated where subsequent changes in classification have occurred

General Government Sector Cash Flow Statement1

	2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Taxes received	9,271	9,764	10,586	11,300	12,154
Grants and subsidies received	15,029	14,913	15,236	15,531	16,101
Sales of goods and services	3,347	3,538	3,499	3,556	3,652
Other receipts	6,410	5,563	5,675	6,029	6,108
Total	34,057	33,779	34,996	36,415	38,014

Payments for operating activities
Payments for goods and services	(20,448)	(21,353)	(22,417)	(23,426)	(24,526)
Grants and subsidies	(8,141)	(8,204)	(7,774)	(7,736)	(8,042)
Interest	(391)	(403)	(651)	(929)	(1,107)
Other payments	(838)	(758)	(524)	(515)	(523)
Total	(29,817)	(30,717)	(31,366)	(32,606)	(34,198)

Net cash inflows from operating activities	4,240	3,062	3,629	3,809	3,816

Payments for investments in non-financial assets
Purchases of non-financial assets	(5,463)	(5,888)	(5,927)	(5,920)	(5,958)
Sales of non-financial assets	331	345	315	254	311
Total	(5,132)	(5,543)	(5,612)	(5,666)	(5,648)

Payments for investments in financial assets for policy purposes	(885)	613	(603)	(212)	(115)

Payments for investments in financial assets for liquidity purposes	(1,583)	(1,000)	(1,409)	(1,638)	(1,658)

Receipts from financing activities
Advances received (net)	(14)	(14)	(15)	(7)	(8)
Borrowing (net)	3,569	4,427	3,940	3,498	3,576
Other financing (net)	—	(7)	—	—	—
Total	3,555	4,407	3,925	3,491	3,569

Net increase/(decrease) in cash held	195	1,539	(69)	(216)	(36)

Net cash from operating activities and investments in non-financial assets	(892)	(2,481)	(1,983)	(1,857)	(1,831)
GFS Surplus/(deficit)	(892)	(2,481)	(1,983)	(1,857)	(1,831)

Note:

1.	Numbers may not add due to rounding

Public Non-financial Corporations Sector Cash Flow Statement1

	2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Grants and subsidies received	2,242	2,100	1,868	1,870	1,997
Sales of goods and services	7,395	8,461	8,741	9,260	9,981
Other receipts	1,089	983	885	1,081	983
Total	10,726	11,544	11,494	12,211	12,962

Payments for operating activities
Payments for goods and services	(5,161)	(6,197)	(5,940)	(5,994)	(6,251)
Grants and subsidies	(32)	(12)	—	—	—
Interest	(1,075)	(1,125)	(1,272)	(1,430)	(1,543)
Other payments	(1,007)	(835)	(926)	(1,002)	(1,040)
Total	(7,275)	(8,169)	(8,138)	(8,426)	(8,834)

Net cash inflows from operating activities	3,451	3,374	3,357	3,785	4,128

Payments for investments in non-financial assets
Purchases of non-financial assets	(7,919)	(9,923)	(8,425)	(6,603)	(5,352)
Sales of non-financial assets	84	26	30	21	37
Total	(7,836)	(9,897)	(8,394)	(6,582)	(5,315)

Payments for investments in financial assets for policy purposes	—	1,045	—	—	—

Payments for investments in financial assets for liquidity purposes	(11)	34	14	22	19

Receipts from financing activities
Borrowing (net)	4,433	5,173	5,609	3,884	2,207
Deposits received (net)	(3)	23	1	1	1
Distributions paid	(1,833)	(1,040)	(1,023)	(1,053)	(1,255)
Other financing (net)	860	(862)	589	212	115
Total	3,458	3,294	5,175	3,044	1,068

Net increase/(decrease) in cash held	(938)	(2,149)	151	269	(99)

Net cash from operating activities and investments in non-financial assets	(4,385)	(6,522)	(5,038)	(2,797)	(1,187)
Distributions paid	(1,833)	(1,040)	(1,023)	(1,053)	(1,255)
GFS Surplus/(deficit)	(6,218)	(7,562)	(6,061)	(3,850)	(2,442)

Note:

1.	Numbers may not add due to rounding

Non-financial Public Sector Cash Flow Statement1

	2007-08 Budget	2007-08 Revised	2008-09 Projection	2009-10 Projection	2010-11 Projection
	$ million	$ million	$ million	$ million	$ million
Receipts from operating activities
Taxes received	9,125	9,597	10,398	11,094	11,932
Grants and subsidies received	15,165	15,024	15,324	15,637	16,211
Sales of goods and services	10,568	11,829	12,075	12,660	13,499
Other receipts	5,670	5,505	5,535	6,053	5,833
Total	40,528	41,955	43,332	45,444	47,475

Payments for operating activities
Payments for goods and services	(25,456)	(27,404)	(28,216)	(29,287)	(30,664)
Grants and subsidies	(6,067)	(6,226)	(5,994)	(5,971)	(6,154)
Interest	(1,466)	(1,528)	(1,923)	(2,359)	(2,651)
Other payments	(1,682)	(1,400)	(1,237)	(1,286)	(1,316)
Total	(34,670)	(36,558)	(37,370)	(38,903)	(40,785)

Net cash inflows from operating activities	5,858	5,397	5,963	6,541	6,690

Payments for investments in non-financial assets
Purchases of non-financial assets	(13,383)	(15,811)	(14,352)	(12,523)	(11,310)
Sales of non-financial assets	415	371	345	276	348
Total	(12,968)	(15,440)	(14,006)	(12,247)	(10,962)

Payments for investments in financial assets for policy purposes	(25)	725	—	—	—

Payments for investments in financial assets for liquidity purposes	(1,594)	(966)	(1,395)	(1,616)	(1,639)

Receipts from financing activities
Advances received (net)	(14)	(14)	(15)	(7)	(8)
Borrowing (net)	8,002	9,600	9,548	7,382	5,784
Deposits received (net)	(2)	17	1	1	1
Other financing (net)	—	70	(14)	—	—
Total	7,987	9,674	9,520	7,375	5,777

Net increase/(decrease) in cash held	(742)	(610)	82	54	(135)

Net cash from operating activities and investments in non-financial assets	(7,110)	(10,043)	(8,043)	(5,706)	(4,273)
GFS Surplus/(deficit)	(7,110)	(10,043)	(8,043)	(5,706)	(4,273)

Note:

1.	Numbers may not add due to rounding

Loan Council Allocation

Loan Council Allocation1

		2007-08 Nomination	2007-08 Budget	2007-08 Revised
		$ million	$ million	$ million
	General Government sector cash deficit/(surplus)[2]	995	892	2,481
	PNFC sector cash deficit/(surplus)[2]	4,694	6,218	7,562

	Non Financial Public Sector cash deficit/(surplus)[2]	5,688	7,110	10,043

Less	Net cash flows from investments in financial assets for policy purposes	—	(25)	725

Plus	Memorandum Items[3]	77	77	308

	Loan Council Allocation	5,765	7,212	9,626

Notes:

1.	Numbers may not add due to rounding. A tolerance limit of two percent of Non-Financial Public Sector receipts applies between the Loan Council nomination and the revised allocation. The revised allocation exceeds the nomination by more than the two percent tolerance limit.
2.	Figures in brackets represent surpluses
3.	Memorandum items include operating leases and local government borrowings